Exhibit 18.1

August 11, 2008

Sport Chalet, Inc.
One Sport Chalet Drive
La Canada, California 91011

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended June 29, 2008, of the facts relating to the change from valuing inventory at the lower of FIFO (first-in, first-out) cost or market value as determined by the retail inventory method to valuing inventory at the lower of weighted average cost or market value as determined by the retail inventory method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Sport Chalet, Inc. as of any date or for any period subsequent to March 30, 2008. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Sport Chalet, Inc. as of any date or for any period subsequent to March 30, 2008.

Yours truly,

/s/ Moss Adams LLP
Los Angeles, California